UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MARCH 11, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Tercica, Inc.

File No. 333-108729 - CF#23082

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Tercica, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.8 to Form S-1 filed on September 12, 2003, as modified by the same agreement submitted with fewer redactions with the extension application on January 16, 2009.

Based on representations by Tercica, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.8   through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel